

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 27, 2005

Mr. Bruce D. Hansen
Senior Vice President and Chief Financial Officer
Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 15, 2005**
> **File No. 1-31240**

Dear Mr. Hansen:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Mr. Bruce D. Hansen
Newmont Mining Corporation
December 27, 2005
page 2

Exploration, page 5

1.      Please disclose the amount of reserve additions that was attributable to
        exploration results apart from the assumption of higher gold prices. We note your
        disclosure on page 77 that 70% of the reserve additions were attributable to the
        exploration segment.

Properties

        Investment Interests, page 36

2.      We note your disclosure that indicates you recognized an impairment charge for
        an other-than-temporary decline in value relating to your investment in Kinross
        Gold Corporation.  Please tell us and expand your disclosure to indicate the
        factors the company considered and the basis for this conclusion.

Management's Discussion and Analysis of Consolidated Financial Condition and Results
of Operations

        Critical Accounting Policies

        Exploration Segment Goodwill, page 54

3.      Please modify your disclosure to clearly indicate the exploration ounce results of
        the Exploration Segment for each year presented.  Provide disclosure of how the
        actual exploration ounce results compared to the valuation assumptions including
        whether or not the assumption was achieved.  In addition, please provide a clear
        understanding of the types of exploration that are being conducted for which the
        exploration segment takes into account for its goodwill impairment testing.

4.      We note your disclosure that indicates your 2004 valuation of the exploration
        reporting unit includes an assumption of various percentages for years 2005
        through 2008, representing ounces that had previously been valued in the
        Normandy purchase accounting.  Please describe clearly what these ounces
        represent and why they should be attributed to the value of the exploration
        segment.

5.      It appears from your disclosure that brownfields exploration results are being
        considered in the valuation of your exploration reporting unit.  Please clarify if
        this is true and explain how this type of exploration is conducted by the corporate
        exploration group.  It is our understanding that this type of exploration is typically
        under the control of the mine site operations and these around mine activities are

more directly related to the results and reserve growth and going concern value of the mine site based reporting units. Please also explain how the corporate exploration unit interfaces with the mine site reporting units.

6. Additionally, please explain why mine development and mine optimization efforts are within the control of your exploration group. Again, it is unclear how the results from these efforts are not attributed to the value of the mine reporting units. We note your related disclosure on page 6.

7. In addition, please disclose how you define brownfields exploration as compared to greenfields exploration at your individual mine locations.

8. Please provide us with a comprehensive analysis of the composition of your exploration segment including the following:

   - An organizational flowchart of the persons comprising this segment and where they are located.
   - A description of reporting relationships of those who comprise this segment.
   - A description of who directs the day-to-day activities of each exploration staff person.

9. Please tell us why you have used a lower discount rate assumption for the exploration segment than your merchant banking segment. In addition, tell us if these rates represent the weighted average cost of capital of willing and able marketplace participants. Please provide support for your conclusions, including an understanding of why the rate decreased in 2004 from 2003.

10. Please expand your disclosure to explain why a sustained period of three years in which the results of the exploration segment fall short of key assumptions is necessary before the exploration segment goodwill might be impaired. Tell us how the results of the exploration segment in an individual year impact the goodwill impairment testing model. We also note a similar assumption used for your Merchant Banking Segment. Please separately address why you believe this is appropriate for the Merchant Banking Segment. Compare and contrast your conclusion with paragraph 23 of SFAS 142 which indicates that fair value of a reporting unit refers to the amount at which the unit as a whole could be bought and sold in a current transaction between willing parties. Explain whether or not a willing buyer or seller in a current transaction would not take into account current market conditions because they have not been sustained for a period of three years.

11.     Please explain if you also require a sustained period of three years when the results of your exploration and merchant banking reporting units exceed key assumptions before you modify your assumptions.

12.     Please tell us whether the Yanacocha reclassification of 3.9 million ounces of proven and probable reserves to mineralized material was included in the determination of the Exploration Segment's exploration results for 2004.  If they have not, please tell us why this reclassification should be excluded.  Additionally, explain how the exploration segment addresses other situations where proven and probable reserves resulted in one year but were reversed in subsequent years.  Specifically address how factors that are not within the control of the exploration reporting unit are considered in the valuation, such as fluctuation in commodity prices and foreign currency exchange rates. We note your related disclosure on page 6.

13.     We note that your terminal value assumption for the exploration segment has increased from $3.9 billion in 2003 to $5.8 billion in 2004.  Please explain the key factors that were the drivers of this change.

14.     Please tell us whether you believe your terminal value assumption represents fair value, such that in an arms length transaction between willing parties, this segment could be sold for your terminal amount.

Note 2 – Summary of Significant Accounting Policies

      Sales Contracts, Commodity and Derivative Instruments, page 110

15.     We note that you have elected to designate your gold contracts as "normal purchases and sales contracts" under paragraph 4(a) of FAS 138.  With respect to your gold sales, please provide an analysis of the different type of contracts that you presently have, indicating the (i) counterparties involved and (ii) whether or not the counterparty that receives physical delivery of an unrefined product from your mine is the same counterparty that receives physical delivery of a refined product from your mine.

**Engineering Comments**

South America, page 19

16.     Please provide a copy of the feasibility study for Minas Conga.  This may be furnished in a PDF format of a CD to expedite shipment and handling costs.

Investing Activities, page 86

17.     Please provide a project description and reserve estimate for the Leeville project.  Are these reserves, if any, included in the North American reserves?

18.     Please provide a copy of the feasibility studies for the Akyem and Ahafo projects.  This may be furnished in a PDF format of a CD to expedite shipment and handling costs.

Notes to consolidated Financial Statements, page 172

19.     The provincial municipality of Celendin has enacted an ordinance similar to that of Cajamarca, which caused the reserves to the Cerro Quilish to be reclassified as mineralized material.  Disclose how this legal issue may impact the reserve estimate for Minas Conga.  Please tell us if the circumstances regarding this deposit are significantly different from Cerro Quilish and explain why you would expect different results.

Closing Comments

         As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

    You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at
(202) 551-3683 if you have questions regarding comments on the financial statements
and related matters.  You may contact Ken Schuler, Mining Engineer, at (202) 551-3718
with questions about engineering comments.  Please contact me at (202) 551-3740 with
any other questions.

                                        Sincerely,


                                        H. Roger Schwall
                                        Assistant Director